AMENDMENT
                                   TO
                      SCIENTIFIC INDUSTRIES, INC.
                        2012 STOCK OPTION PLAN

(Effective as of February 12, 2016)

The Scientific Industries, Inc. 2012 Stock Option Plan (as may be amended from time to time, the "Plan") is hereby amended as follows:

   1.	Section 5 of the Plan is hereby amended and restated in its entirety to read as follows:

	"5.	Option Terms.  The terms of each Option shall be
fixed by the Administrator and specified in the applicable Option Certificate. Option Certificates may vary from one another. Each Option Certificate shall specify (i) the number of Option Shares to be covered by the Option, (ii) the exercise price per Option Share covered by the Option; provided, however, that the initial per share option price of any Option which is an incentive stock option shall not be less than the market value of a share of the Common Stock on the date of grant, determined pursuant to Section 422(c)(7) of the Code, unless the Participant owns more than 10% of the total combined voting power of the Common Stock at the time an option is granted, the initial per share option price shall not be less than 110% of the fair market value of a share of the Common Stock on the date of grant, or in the case of an non-incentive stock option, shall not be less than fair market value determined pursuant to
Section 409A of the Code and Treasury Regulation Section 1.409A-1(b)(5)(iv) or corresponding provisions of future regulations, (iii) the conditions and restrictions, if any, applicable to the exercise of the Option, including any applicable vesting schedule, (iv) that in no event shall an Option be exercisable more than ten years from the relevant date of grant, or in the case of a Participant who owns more than 10% of the total combined voting power of the Common Stock, five years from the relevant date of grant, and that the Option cannot be transferred other than by will or the laws of descent and distribution."

   2.	All capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Plan. Except as expressly amended hereby, the terms and conditions of the Plan shall remain in full force and effect. This amendment shall be governed by the laws of the State of New York without giving effect to the conflicts of law principles thereof. This amendment shall be effective as of the date first set forth above.

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